Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amendment No. 1 to Registration Statement (Form F-3 No. 333-235614) and related Prospectus of Golar LNG Partners LP for the registration of Common Units representing limited partner interests, Other Classes of Units representing limited partner interests, Options, Warrants, Rights and Debt Securities and to the incorporation by reference therein of our reports dated March 29, 2019, with respect to the consolidated financial statements of Golar LNG Partners LP,  and the effectiveness of internal control over financial reporting of Golar LNG Partners LP, included in its Annual Report (Form 20-F) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

London, United Kingdom

January 10, 2020